China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

February 9, 2009

By EDGAR Transmission

Robert W. Errett, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

China Marketing Media Holdings, Inc.
Amendment No. 7 to Form 10
Filed December 29, 2008
Form 10-K for fiscal year ended December 31, 2007
Filed April 18, 2008
Form 10-Q for quarter ended June 30, 2008
Filed September 29, 2008
File No. 0-51806

We hereby submit the responses of China Marketing Media Holdings, Inc. ("CMKM" or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated January 27, 2009, providing the Staff’s comments with respect to the above referenced registration statement on Form 10 (the "Registration Statement").

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

Item 1. Description of Business, page 1

Our Background, page 1

1.

We note your response to comment number 2 from our letter dated October 29, 2008. Please revise your filing to state, if true, that you do not expect to experience any material adverse impact on your business if China Market Media, Inc. determines not to change its name.

Company Response: We have revised our Form 10 to state that we do not expect to experience any material adverse impact on our business if China Market Media, Inc. determines not to change its name.

Online Sale of Electronic Products, page 7

2.

We note that your subsidiary has begun a new business involving the online marketing and sale of electronic products. Please provide a brief discussion in your "Background" section on how you came to develop this new line of business. Also, please explain in your "Management’s Discussion and Analysis" section, or in another appropriate place in your filing, the importance of this new line of business to your current operations and what role this line of business will play in your future operations. We may have further comments upon reading your response and your revisions.

Company Response: We have revised our Form 10 to include the information regarding our new business involving the online marketing and sale of electronic products as requested by the Staff.

Form 10-K for the period ended December 31, 2007 filed April 18, 2008

Item 8A(T). Controls and Procedures, page 23 I

nternal Controls Over Financial Reporting, page 23

3.

We note your response to comments 6, 7, and 8 from our letter dated October 29, 2008. Please amend your Form 10-K for the period ended December 31, 2007 to incorporate your responses to these comments rather than simply acknowledging that you will comply in future filings.

Company Response: We have amended our Form 10-K for the fiscal year ended December 31, 2007 to incorporate our responses to comments 6, 7, 8 from the Staff’s letter, dated October 29, 2008. The Amendment No. 2 to Form 10-K was filed on February 9, 2009.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

China Marketing Media Holdings, Inc.

By: /s/Yingsheng Li
Yingsheng Li
Chief Executive Officer